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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                                AMENDMENT NO. 1

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13 e-3 THEREUNDER

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          THE NOSTALGIA NETWORK, INC.
                              (NAME OF THE ISSUER)

                          THE NOSTALGIA NETWORK, INC.
                                      AND
                      NNI ACQUISITION CORPORATION ("NNI")
                   CROWN COMMUNICATIONS CORPORATION ("CROWN")
                    CONCEPT COMMUNICATIONS, INC. ("CONCEPT")
                     CROWN CAPITAL CORPORATION ("CAPITAL")
(ACQUISITION, CROWN, CONCEPT AND CAPITAL ARE COLLECTIVELY REFERRED TO HEREIN AS
                              THE "CONCEPT GROUP")
                    (NAME OF THE PERSON(S) FILING STATEMENT)

                COMMON STOCK                                   669 752107
       (TITLE OF CLASS OF SECURITIES)             (CUSIP NUMBER OF CLASS OF SECURITIES)

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
              SQUIRE RUSHNELL, PRESIDENT                               DONG MOON JOO, PRESIDENT
              THE NOSTALGIA NETWORK, INC.                          CROWN COMMUNICATIONS CORPORATION
            650 MASSACHUSETTS AVENUE, N.W.                          650 MASSACHUSETTS AVENUE, N.W.
                WASHINGTON, D.C. 20001                                  WASHINGTON, D.C. 20001
                                                                            (202) 789-2124

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                          ARTHUR E. CIRULNICK, ESQUIRE
                   VENABLE, BAETJER, HOWARD & CIVILETTI, LLP
                         1615 L STREET, N.W., SUITE 400
                          WASHINGTON, D.C. 20036-5612
                                 (202) 452-8600

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION   AMOUNT OF FILING FEE
---------------------   --------------------
     1,441,958.77             $288.40

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $288.40
Form or Registration No.:  Preliminary Proxy Statement on Schedule 14A
Filing Party:              The Nostalgia Network, Inc.
Date Filed:                February 2, 2000

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                                  INTRODUCTION

     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended, this "Schedule 13E-3") is being filed jointly by The Nostalgia Network, Inc., a Delaware corporation ("Nostalgia" or the "Company"), and the Concept Group, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of NNI with and into the Company pursuant to an Agreement and Plan of Merger, dated as of January 11, 2000 (the "Merger Agreement"), by and between the Company and NNI. This Schedule 13E-3 amends and restates the Rule 13e-3 Transaction Statement dated February 2, 2000 filed in connection with the Merger.

     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, NNI will merge with and into the Company, with the Company as the surviving corporation. At the effective time of the Merger as defined in the Merger Agreement (the "Effective Time"):

          1. Each issued and outstanding share of common stock, par value $.04 per share, of the Company (the "Common Stock"), other than Common Stock held by NNI or stockholders exercising their appraisal rights, will be converted into and become the right to receive $0.07 per share of Common Stock in cash, without interest.

          2. Each issued and outstanding share of preferred stock, par value $2.00, of the Company (the "Preferred Stock"), other than Preferred Stock held by NNI or stockholders exercising their appraisal rights, will be converted into and become the right to receive $7.00 per share of Preferred Stock in cash, without interest.

          3. Each share of Common and Preferred Stock owned by NNI, or held in the treasury of the Company immediately prior to the Effective Time, will be cancelled and cease to exist at and after the Effective Time, and no consideration will be paid with respect thereto.

          4. Finally, each share of common stock of NNI that is issued and outstanding immediately prior to the filing of the Certificate of Merger will be converted into and represent the right to receive one fully paid and nonassessable share of newly issued common stock of the Company, par value $0.01 per share, and such shares of the Company shall constitute the only issued shares of the Company.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing an amended proxy statement on Schedule 14A (as amended, the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. The Proxy Statement is incorporated herein by reference. The information set forth in the Proxy Statement, including all schedules, exhibits and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits and appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET

  Item 1001 (Reg. M-A)

     The information set forth in the section entitled "SUMMARY TERM SHEET" of the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

  Item 1002 (Reg. M-A)

     (a) The information set forth in the section entitled "SUMMARY TERM SHEET -- The Companies -- Nostalgia" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "SUMMARY TERM SHEET -- Vote Required" of the Proxy Statement is incorporated herein by reference.

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     (c), (d) The information set forth in the section entitled "COMPARATIVE PER
SHARE MARKET INFORMATION" of the Proxy Statement is incorporated herein by reference.

     (e) No filing person has made an offering of the type described in Item 1002(e) of Regulation M-A.

     (f) None of Nostalgia, Capital, Crown or Concept has purchased any securities of Nostalgia in the past two years. NNI did not purchase any Nostalgia securities prior to becoming an affiliate of Nostalgia.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

  Item 1003 (a)-(c) (Reg. M-A)

     (a)-(c) The information set forth in the section entitled "SUMMARY TERM SHEET -- The Companies" of the Proxy Statement is incorporated herein by reference. The filing persons consist of Nostalgia, which is the subject company, and the Concept Group, which consists of affiliates of Nostalgia. The information set forth in the cover page and the sections entitled "THE CONCEPT GROUP" and "BUSINESS OF NOSTALGIA -- Directors and Executive Officers" of the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

  Item 1004 (a), (c)-(f) (Reg. M-A)

     (a) The information set forth in the sections entitled "SUMMARY TERM
SHEET -- The Merger," "SUMMARY TERM SHEET -- Vote Required," "SUMMARY TERM SHEET -- Reasons for the Merger," "SUMMARY TERM SHEET - Federal Income Tax Consequences," "SUMMARY TERM SHEET -- Accounting Treatment," "SPECIAL
FACTORS -- Purpose of the Merger," "SPECIAL FACTORS -- Reasons for the Merger," "SPECIAL FACTORS -- Federal Income Tax Consequences," "SPECIAL
FACTORS -- Federal Income Tax Consequences," "ACCOUNTING TREATMENT," and the "MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the section entitled "SPECIAL
FACTORS -- Effect of the Merger on the Rights of Existing Stockholders" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Appraisal Rights" and "APPRAISAL RIGHTS" of the Proxy Statement and Appendix C to the Proxy Statement is incorporated herein by reference.

     (e) No provision of the type described in Item 1004(e) of Regulation M-A has been made.

     (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Item 1005 (a)-(c) and (e) (Reg. M-A)

     (a) The information set forth in the sections entitled "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" and "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement are incorporated herein by reference.

     (b) Except as described in the Section entitled "THE MERGER -- Background of the Merger" of the Proxy Statement, no significant corporate events of the type described in Item 1005(b) of Regulation M-A have occurred during the past two years.

     (c) The information set forth in the section entitled "THE
MERGER -- Background" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" and "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement is incorporated herein by reference.

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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  Item 1006(b), (c)(1)-(8) (Reg. M-A)

     (b) The information in the section entitled "SPECIAL FACTORS -- Effect of the Merger on the Rights of Existing Stockholders" of the Proxy Statement is incorporated herein by reference.

     (c) The information in the sections entitled "SUMMARY TERM SHEET -- The Merger," SUMMARY TERM SHEET -- Consequences of the Merger," "SPECIAL
FACTORS -- Effect of the Merger on the Rights of Existing Stockholders," and "SPECIAL FACTORS -- Effect of the Merger on Nostalgia and the Concept Group" of the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

  Item 1013 (Reg. M-A)

     (a)-(c) The information set forth in the sections entitled "SUMMARY TERM SHEET - Reasons for the Merger," "SPECIAL FACTORS -- Purpose of the Merger," and SPECIAL FACTORS -- Purpose of the Merger" of the Proxy Statement is incorporated by reference

     (d) The information set forth in the sections entitled SUMMARY TERM
SHEET -- Consequences of the Merger," "SUMMARY TERM SHEET -- Federal Income Tax Consequences," SPECIAL FACTORS -- Effect of the Merger on the Rights of Existing Stockholders" "SPECIAL FACTORS -- Effect of the Merger on Nostalgia and the Concept Group," and "SPECIAL FACTORS -- Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

  Item 1014 (Reg. M-A)

     (a), (b) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors," "SUMMARY TERM SHEET -- Reasons for the Merger; Fairness Considerations," "SUMMARY TERM SHEET -- Fairness Opinion of Chatsworth Securities, LLC," "SUMMARY TERM SHEET -- Valuations Analyses of Daniels & Associates, L.P.," and "SPECIAL FACTORS -- Reasons for the Merger; Fairness Considerations" of the Proxy Statement is incorporated herein by reference.

     (c), (d) The Merger is not structured so that the approval of at least a majority of unaffiliated stockholders is required. The nonemployee directors have not retained an unaffiliated representative to act solely on behalf of Nostalgia's unaffiliated stockholders. The information set forth in the section entitled "SUMMARY TERM SHEET -- Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth on the cover page and in the section entitled "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (f) During the past two years, Nostalgia has not received any firm offers of the type described in paragraph (viii) of Instruction 2 to Item 1014.

ITEM 9. REPORTS, OPINION, APPRAISALS AND NEGOTIATIONS

  Item 1015 (Reg. M-A)

     (a), (b) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors," "SUMMARY TERM SHEET -- Fairness Opinion of Chatsworth Securities, LLC," "SUMMARY TERM SHEET -- Valuation Analyses of Daniels & Associates, L.P.," and "SUMMARY TERM SHEET -- Fairness Opinion of Financial Advisor to Crown," of the Proxy Statement and in Appendices B, D(1) and D(2) to the Proxy Statement is incorporated herein by reference.

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     (c) The opinion of Chatsworth Securities, LLC has been provided as Appendix
B to the Proxy Statement. The valuation analyses of Daniels and Associates, L.P. have been provided as Appendices D(1) and D(2) to the Proxy Statement.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Item 1007 (Reg. M-A)

     (a)-(d) The information set forth in the section entitled "Financing, Expenses and Fees" of the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 1008 (Reg. M-A)

     (a) The information set forth in the section entitled "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

  Item 1012(d), (e) (Reg. M-A)

     (d), (e) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Vote Required," "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors," "SPECIAL
FACTORS -- Recommendations of the Board of Directors," and "SPECIAL
FACTORS -- Vote Required" of the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

  Item 1010(a), (b) (Reg. M-A)

     (a) The information set forth in the section entitled "SELECTED FINANCIAL DATA" of the Proxy Statement and the financial information provided in Appendix F to the Proxy Statement is incorporated herein by reference.

     (b) The filing persons do not believe that the pro forma information described by Item 1010(b) of Regulation M-A is material because the unaffiliated stockholders of Nostalgia are only receiving cash consideration in the Merger.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

  Item 1009 (Reg. M-A)

     (a) Not applicable.

     (b) The information set forth in the section entitled "SPECIAL FACTORS -- Background" of the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

  Item 1011(b) (Reg. M-A)

     (b) Not applicable.

ITEM 16. EXHIBITS

  Item 1016(a)-(d), (f), (g) (Reg. M-A)

     (a) The Proxy Statement of Nostalgia filed as of the date hereof is incorporated herein by reference.

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     (b) The information set forth in Exhibits 23.0 and 23.1 to Amendment No. 23 to Schedule 13D of Nostalgia filed on January 10, 1994 is incorporated herein by reference. The information set forth in Exhibit 27.0 to Amendment No. 27 to
Schedule 13D of Nostalgia filed on April 11, 1995 is incorporated herein by reference

     (c) The information set forth in Appendices B, D(1) and D(2) to the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in Exhibit 10(i) (1987 Stock Option Plan) to Nostalgia's Annual Report on Form 10-K of Nostalgia for the year end December 31, 1987, Exhibit 10(TT) (1990 Stock Option Plan) to Nostalgia's Annual Report on Form 10-K for the year ended December 31, 1990 and Exhibit 10.21 (Stock Option Agreement with SQuire Rushnell) to Nostalgia's Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by reference.

     (f) The information set forth in Appendix C of the Proxy Statement is incorporated herein by reference.

     (g) Not applicable.

Dated: July   , 2000

                                          THE NOSTALGIA NETWORK, INC.

                                          --------------------------------------
                                          By: Willard R. Nichols, Vice President
                                            General Counsel and Secretary

                                          CONCEPT COMMUNICATIONS, INC.

                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          CROWN COMMUNICATIONS CORPORATION

                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          CROWN CAPITAL CORPORATION

                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          NNI ACQUISITION CORPORATION

                                          --------------------------------------
                                          By: Werner Seubert, Vice President

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